

September 30, 2013

Via E-Mail
Robert C. Hodgkins, Jr.
Vice President & Chief Financial Officer
The Dental Care Plus Group
100 Crowne Point Place
Cincinnati, OH 45241

  Re: DCP Holding Company
    Form Preliminary Proxy Statement on Schedule 14A
    Filed September 23, 2013
    File No. 000-51954

Dear Mr. Hodgkins:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note that each of your proposed Second Amended and Restated Articles of Incorporation and Second Amended and Restated Code of Regulations contains several material changes. Please revise the proxy card and accompanying disclosure in your proxy statement to identify as a separate matter to be voted on each proposed material change to the Articles of Incorporation and Code of Regulations. For example, please provide for a separate stockholder vote on the increase in the number of authorized Class B Common Shares, the creation of the Class C Common Shares, the creation of the Class D Common Shares, the change in voting rights of the Class B Common Shares, and any other material matters that, if presented independently, would require stockholder approval.

2. Please expand your discussion of the proposed increase in the number of Class B Common Shares to explain the reasons for such proposed increase, including whether you currently have, or do not have, any plans with respect to the increased number of authorized shares. If such plans exist, please disclose all material information.

3. Please expand your discussion of the proposed authorization of Class C and Class D Common Shares to disclose whether you currently have, or do not have, any plans with respect to such shares. If such plans exist, please disclose all material information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Amy Reischauer at (202) 551-3793, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Amy Shepherd
        Baker & Hostetler LLP
        Capital Square, Suite 2100
        65 East State Street
        Columbus, OH 43215-4260